File No. 803-00265

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 3 TO

APPLICATION FOR AN ORDER UNDER SECTION 202(a)(11)(H) OF THE

INVESTMENT ADVISERS ACT OF 1940 (“ADVISERS ACT”)

DECLARING THE APPLICANT TO BE A

PERSON NOT WITHIN THE INTENT OF THE ADVISERS ACT

JEFFREY MANAGEMENT COMPANY

140 East Town Street

Suite 1400

Columbus, Ohio 43215

All communications, notices and orders to:

Dan L. Jaffe, Esq.

Vorys, Sater, Seymour and Pease LLP

52 East Gay Street

Columbus, Ohio 43215

(614) 464-5650 (phone)

(614) 464-6350 (fax)

This Amendment No. 3 to Application (including Exhibits) consists of 10 pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of Jeffrey Management Company 140 East Town Street Suite 1400 Columbus, Ohio 43215 File No. 803-00265	) ) ) ) ) ) ) ) )

AMENDMENT NO. 3 TO

APPLICATION FOR AN ORDER UNDER SECTION 202(a)(11)(H) OF THE INVESTMENT ADVISERS ACT OF 1940 DECLARING THE APPLICANT TO BE A PERSON NOT WITHIN THE INTENT OF THE INVESTMENT ADVISERS ACT OF 1940

Jeffrey Management Company, an Ohio corporation (“JMC”), hereby files this Amendment No. 3 to the application (this “Application”) for an Order of the Securities and Exchange Commission (the “Commission”) under Section 202(a)(11)(H) of the Investment Advisers Act of 1940 (the “Advisers Act”) declaring it to be a person not within the intent of the Advisers Act to the extent that it cannot satisfy all of the conditions to be a “family office” as defined in Rule 202(a)(11)(G)-1 (the “Family Office Rule”) under the Advisers Act. For the reasons discussed below, JMC believes that the Order requested is fully consistent with the policies and purposes of the Advisers Act and the Family Office Rule.

I.	BACKGROUND

JMC was formed on September 7, 2023 as an initial step in a proposed Restructuring (as defined below), involving management services currently provided by Jeffrey Fiduciary Company, an Ohio corporation and private trust company (“JFC”),1 to The Jeffrey Company, an Ohio corporation (“TJC”), and Jeffrey LLC, a Delaware limited liability company (“Jeffrey LLC”). JMC is a wholly owned subsidiary of TJC. JMC is governed by TJC, in TJC’s capacity as the sole shareholder of JMC, and by JMC’s sole corporate director and president, currently Kerry J. Houghton.

As part of the Restructuring, all JFC employees would be transferred to JMC, which will provide certain services (as described below). JMC files this Application to enable it to operate generally in the same manner as JFC currently operates.

In April 2017, Jeffrey LLC obtained an order from the Commission under Section 6(c) of the Investment Company Act of 1940 (the “Investment Company Act”) exempting Jeffrey LLC from all provisions of the Investment Company Act and all rules and regulations thereunder.2 The 2017 Order, in part, permitted Jeffrey LLC, a private investment company wholly owned and controlled by a single family, to exceed 100 beneficial owners. The family members at issue are the descendants of Joseph A. Jeffrey (1836-1928) (“J.A. Jeffrey”).

[1]

JFC was formerly known as Katahdin Asset Management LLC, a Delaware limited liability company (“Katahdin”). Katahdin, in 2017, obtained an exemptive order under Section 202(a)(11)(H) of the Advisers Act, as discussed below. In 2020, Katahdin underwent a statutory conversion into JFC pursuant to applicable provisions of Title 6 of the Delaware Code, Sections 18-101 et seq., and in particular Section 18-216 thereof, and Chapter 1701 of the Ohio Revised Code, and in particular Sections 1701.782, 1701.811 and 1701.821 thereof (the “Conversion”). Under applicable state law, the Conversion had the following effects, among others: (i) Katahdin was continued in JFC; (ii) Katahdin as a Delaware limited liability company ceased to exist; and (iii) all assets and liabilities of Katahdin continued in JFC. All of the Katahdin employees continued with JFC as well, such that JFC became the successor of Katahdin in law and in fact.

[2]	Investment Company Act Release No. 32590 (April 4, 2017) (order) (“2017 Order”), Investment Company Act Release No. 32526 (March 2, 2017) (notice).

At the same time, Jeffrey LLC’s family office entities, Katahdin and TJC, obtained exemptive orders from the Commission under Section 202(a)(11)(H) of the Advisers Act. Katahdin and TJC each represented to the Commission that (i) each person served by the adviser is a Family Client,3 i.e., the adviser has no clients other than Family Clients as required by paragraph (b)(1) of the Family Office Rule, (ii) the adviser is owned and controlled in a manner that complies in all respects with paragraph (b)(2) of the Family Office Rule and (iii) the adviser does not hold itself out to the public as an investment adviser as required by paragraph (b)(3) of the Family Office Rule. Once Jeffrey LLC exceeded the 100 beneficial owner limitation of Section 3(c)(1) of the Investment Company Act, however, Jeffrey LLC no longer would qualify as a Family Client (i.e., Jeffrey LLC no longer would be able to rely on an exception from the definition of “investment company” under the Investment Company Act). Thus, in 2017, Katahdin and TJC sought, and obtained, exemptive orders under the Advisers Act to permit each of them to advise Jeffrey LLC without potentially losing their respective statuses as family offices.4

Each of Jeffrey LLC, JFC (as the successor by conversion to Katahdin) and TJC continues to meet all the conditions imposed under their respective exemptive orders.

For business reasons, TJC’s Board of Directors (the “Board”) is proposing an affiliate restructuring in which all JFC employees would be transferred to JMC (the “Restructuring”). After the Restructuring, JMC would provide advisory and non-advisory services to Jeffrey LLC, TJC and JFC, with JMC’s own employees, pursuant to management agreements and subject to the direction of the Board. Specifically, the services to be provided include investment advisory services; fiduciary and trust administration services for JFC (focusing on accounting, administration and executive support); determining strategies for the implementation of the policies, directives and goals for Jeffrey LLC, TJC and JFC; establishing and maintaining a system of financial controls and reporting for Jeffrey LLC, TJC and JFC; establishing and maintaining information technology systems and services, telecommunications systems and services, and human resource capabilities sufficient for the provision of JMC’s management services; and developing and implementing communications to and with the members of Jeffrey LLC and the shareholders of TJC.

JMC, like TJC and JFC, would satisfy all of the requirements of the Family Office Rule, with one exception: Jeffrey LLC no longer would qualify as a Family Client to the extent that Jeffrey LLC exceeds the 100 beneficial owner limitation of Section 3(c)(1) of the Investment Company Act.5 Thus, JMC is seeking an exemptive order under Section 202(a)(11)(H) of the Advisers Act to permit it to advise Jeffrey LLC without potentially losing its status as a family office.

[3]	Unless otherwise indicated, all capitalized words have the meaning ascribed to them in the Family Office Rule.
[4]	Katahdin Asset Management LLC, Investment Advisers Act Release 4680 (April 4, 2017), and The Jeffrey Company, Investment Advisers Act Release 4681 (April 4, 2017).
[5]

JMC would comply with the three general conditions of the Family Office Rule for exclusion from the definition of “investment adviser” and regulation under the Advisers Act, including (i) each of the persons to be served by JMC would be a Family Client, i.e., JMC would have no investment advisory clients other than Family Clients as required by paragraph (b)(1) of the Family Office Rule (with the possible exception of Jeffrey LLC), (ii) JMC is wholly owned by TJC, a Family Client, and is exclusively controlled by TJC, in TJC’s capacity as the sole shareholder of JMC, and by JMC’s sole corporate director and president, Kerry J. Houghton, a Family Member, as required by paragraph (b)(2) of the Family Office Rule, and (iii) JMC does not hold itself out to the public as an investment adviser as required by paragraph (b)(3) of the Family Office Rule.

II.	REQUEST FOR AN ORDER

Section 202(a)(11) of the Advisers Act defines the term “investment adviser” to mean “any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities . . . .”

Absent the requested order, JMC would fall within the definition of an investment adviser under Section 202(a)(11). Although the Family Office Rule provides an exclusion from the definition of investment adviser, the Family Office Rule requires that all “clients” be Family Clients. Once the Restructuring occurs, however, JMC would have a “client” (Jeffrey LLC) that, to the extent it has exceeded (or in the future exceeds) the 100 beneficial owner limitation of Section 3(c)(1) of the Investment Company Act, no longer would qualify as a Family Client.6

JMC does not qualify for any of the exemptions from registration as an investment adviser set forth in Section 203(b) of the Advisers Act and, because JMC has regulatory assets under management of more than $110 million, JMC is not prohibited from registering under Section 203A(a) of the Advisers Act. Therefore, absent relief from being subject to the provisions of the Advisers Act, in the event that Jeffrey LLC were to exceed the 100 beneficial owner limitation, JMC would be required to register as an investment adviser under Section 203(a) of the Advisers Act. Registration would be required notwithstanding that JMC would provide its services only to Jeffrey LLC, TJC and JFC (and possibly other Family Clients) and would not hold itself out to the public as an investment adviser. JMC, therefore, requests that the Commission issue an Order pursuant to Section 202(a)(11)(H) of the Advisers Act declaring JMC not to be a person within the intent of the Advisers Act.

III.	DISCUSSION

A.	Relationship with Jeffrey LLC Would Not Change the Nature of JMC into that of a Commercial Advisory Firm

In the Proposing Release for the Family Office Rule, the Commission stated as follows, regarding the exemptive orders for family offices that the Commission had issued before proposing the Family Office Rule:

“We viewed the typical single family office as not the sort of arrangement that Congress designed the Advisers Act to regulate. We also were concerned that application of the Advisers Act would intrude on the privacy of family members. . . . As a consequence, disputes among family members concerning the operation of the family office could be resolved within the family unit or, if necessary, through state courts under laws specifically designed to govern family disputes, but without the involvement of the Commission. . . . The [Advisers] Act was not designed to regulate the interactions of family members in the management of their own wealth.”7

The Adopting Release clarified that the Family Office Rule was designed “to limit the exclusion from Advisers Act regulation solely to those private advisory offices that [the Commission believed] the Advisers Act was not designed to regulate and to prevent circumvention of the Advisers Act’s protections by firms that are operating as commercial investment advisory firms.”8

[6]

Paragraph (d)(4)(xi) of the Family Office Rule defines a Family Client to include “any company wholly owned (directly or indirectly) exclusively by, and operated for the sole benefit of, one or more other family clients; provided that if any such entity is a pooled investment vehicle, it is excepted from the definition of ‘investment company’ under the Investment Company Act of 1940.” If Jeffrey LLC has more than 100 beneficial owners, Jeffrey LLC no longer would be excepted from the definition of “investment company” under the Investment Company Act and so would not qualify as a Family Client.

[7]

SEC, Family Offices, Investment Advisers Act Release No. 3098 (Oct. 12, 2010) (“Proposing Release”), at pages 4, 5 and 8. This policy was reaffirmed in the adopting release. Investment Advisers Act Release No. 3220 (June 22, 2011) (“Adopting Release”), at page 4 (“As we discussed in the Proposing Release, our orders have provided an exclusion for family offices because we viewed them as not the sort of arrangement that the Advisers Act was designed to regulate.”).

[8]	Adopting Release, at page 37.

JMC believes that its circumstances are consistent with the rationale for the Family Office Rule described in the Proposing Release and the Adopting Release. In requesting this Order, JMC is not attempting to expand its operations or engage in any level of commercial activity to which the Advisers Act is designed to apply. If the Restructuring occurs, JMC’s clients will be TJC and JFC, each of which is a Family Client, in addition to Jeffrey LLC (which is already a client of JFC). Units of Jeffrey LLC would continue to be held entirely by Family Clients. Transfers of the units by unitholders (with the exception of redemptions and certain narrowly defined estate planning transfers) would continue to be prohibited. Jeffrey LLC would continue to be managed and controlled by TJC, which in turn is managed by the Board, a majority of the members of which are Family Members. JMC believes that none of the concerns the Commission mentioned in the Proposing Release and the Adopting Release regarding an overly broad application of the Family Office Rule would materialize if Jeffrey LLC were to exceed the 100 beneficial owner limitation of Section 3(c)(1) of the Investment Company Act subject to the conditions described above.

B.	There Is No Public Interest in Requiring JMC to Be Registered Under the Advisers Act

JMC is a private organization that was formed to be the new “family office” for the descendants of J.A. Jeffrey. If the Restructuring occurs, JMC’s sole “clients” will be Jeffrey LLC, TJC and JFC, and JMC will have no clients other than Family Clients. Indeed, JMC’s services will be specifically and exclusively tailored to the needs of Jeffrey LLC, TJC and JFC. Those services would not change or be affected in the event Jeffrey LLC were to exceed the 100 beneficial owner limitation of Section 3(c)(1) of the Investment Company Act. In addition, the provision of the advisory services described above to the Family Clients described above does not create any public interest that would require JMC to be registered under the Advisers Act that is different in any manner from the considerations that apply to a “family office” that complies in all respects with the Family Office Rule. Thus, there is no public interest concern that would require JMC to be registered under the Advisers Act.

IV.	PRECEDENT

The Commission issued “family office” orders before the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act9 and the adoption of the Family Office Rule.10 The Commission did not, however, rescind those orders upon adoption of the Family Office Rule,11 and JMC believes that those orders may provide guidance on matters that were not addressed by, do not contradict and are consistent with the policies and goals of, the Family Office Rule.12 JMC believes that the following precedent is relevant for the reasons discussed below.

In In the Matter of WLD Enterprises, Inc., supra, the Commission’s order declared that a single-family office was not within the intent of Section 202(a)(11) of the Advisers Act, where such family office was organized to provide a wide array of services, including investment advisory services, to the family and pooled investment vehicles that had been created exclusively for the benefit of, and were wholly owned by, family members (although certain key employees were permitted to invest in these pooled investment vehicles). The Commission’s order was issued based on certain conditions, including that the pooled investment vehicles be excepted from the definition of “investment company” under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. This condition was essentially codified by the Commission in paragraph (d)(4)(xi) of the Family Office Rule.

[9]	Dodd-Frank Wall Street Reform and Consumer Protection Act, Pub. L. No. 111-203, 124 Stat. 1376 (2010).
[10]

See, e.g., WLD Enterprises, Inc., Investment Advisers Act Release Nos. 2804 (Oct. 17, 2008) [73 FR 63218 (Oct. 23, 2008)] (notice) and 2807 (Nov. 14, 2008) (order); Parkland Management Company, LLC, Investment Advisers Act Release Nos. 2362 (Feb. 24, 2005) [70 FR 10155 (Mar. 2, 2005)] (notice) and 2369 (Mar. 22, 2005) (order); Longview Management Group LLC, Investment Advisers Act Release Nos. 2008 (Jan. 3, 2002) [67 FR 1251 (Jan. 9, 2002)] (notice) and 2013 (Feb. 7, 2002) (order).

[11]	See Adopting Release, at Section II.B.
[12]

JMC notes that the Commission has stated that certain issues would be more appropriately addressed through an application seeking an exemptive order than through a rule of general applicability. See Adopting Release, at n.34; see also Proposing Release, at Section II (as a rule of general applicability, the definition of “family office” could not match the exact representations, conditions or terms contained in every exemptive order that had been issued because each of those orders necessarily varied to accommodate the particular circumstances of each applicant).

Although the Family Office Rule largely codified the exemptive orders that the Commission previously had issued to family offices, the Commission recognized in proposing the rule that the exact representations, conditions or terms contained in every exemptive order could not be captured in a rule of general applicability. In proposing the Family Office Rule, the Commission stated with respect to the definition of who is considered a “family client” that “[w]e have not included every type of individual or entity that has been included in a prior exemptive order based on specific facts and circumstances,” and noted that family offices would remain free to seek a Commission exemptive order to advise an individual or entity that did not meet the proposed “family client” definition.13

In In the Matter of Katahdin Asset Management LLC, supra, and In the Matter of The Jeffrey Company, supra, the Commission’s orders declared that those applicants were not within the intent of Section 202(a)(11) of the Advisers Act. In each case, the application stated that the applicant met all of the requirements of the Family Office Rule, except that one of its “clients” (Jeffrey LLC) is a pooled investment vehicle created exclusively for the benefit of and wholly owned by Family Clients that is, by virtue of a Commission order, exempt from all the provisions of the Investment Company Act and all rules and regulations thereunder.

In addition to the orders issued to Katahdin and TJC, the Commission has issued other orders subsequent to the adoption of the Family Office Rule.14 Each of those orders treated the applicant as a Family Office even though the applicant was providing advisory services to persons who did not fall within the definition of “Family Client.” Those orders recognized unusual circumstances in which an entity provided services to such persons while remaining focused on a single family’s needs. JMC believes that its unusual circumstances—if the Restructuring occurs, providing services to an entity that historically has qualified as a Family Client because it was excepted from the definition of “investment company” under the Investment Company Act but is now relying on the 2017 Order to the extent that such entity exceeds the 100 beneficial owner limitation of Section 3(c)(1) of the Investment Company Act—would not change the nature of JMC’s operations to that of a commercial advisory business holding itself out to the public as an investment adviser, and that an exemptive Order is appropriate based on JMC’s specific facts and circumstances.

In this case, the Restructuring simply would move the locus of the principal family office to a new entity, JMC, without changing any of the material facts that were the subject of the order issued to Katahdin (as well as the order issued to TJC). Specifically, JMC will provide services to one or more Family Clients that are currently Family Clients for which Katahdin’s successor, JFC, provides services, except that (a) JMC also will provide services to JFC (a Family Client) and (b) one of JMC’s clients, Jeffrey LLC, relies, or may rely, on the 2017 Order.

[13]	See Proposing Release, at Section II.A.
[14]

See Lewis Family Advisors, LLC, Investment Advisers Act Release Nos. 5690 (Feb. 24, 2021) (notice) and 5704 (March 23, 2021) (order); Arena Holdings Management LLC, Investment Advisers Act Release Nos. 5624 (Nov. 5, 2020) (notice) and 5635 (Dec. 2, 2020) (order); 1112 Partners, LLC, Investment Advisers Act Release Nos. 4902 (May 1, 2018) (notice) and 4917 (May 29, 2018) (order); D-W Investments LLC, Investment Advisers Act Release Nos. 4066 (Apr. 24, 2015) (notice) and 4090 (May 19, 2015) (order); Duncan Family Office, Investment Advisers Act Release Nos. 3867 (July 1, 2014) (notice) and 3882 (July 29, 2014) (order); Gruss and Co. Inc., Investment Advisers Act Release Nos. 3866 (July 7, 2014) (notice) and 3883 (July 29, 2014) (order).

V.	PROCEDURAL MATTERS

Pursuant to Rule 0-4(f) under the Advisers Act, JMC states that its name and address is indicated on the first page of this Application. JMC further states that all written or oral communications concerning this Application should be directed to:

Dan L. Jaffe, Esq.

Vorys, Sater, Seymour and Pease LLP

52 East Gay Street

Columbus, Ohio 43215

Email: dljaffe@vorys.com

Phone: (614) 464-5650

All requirements for the execution and filing of this Application on behalf of JMC have been complied with and are in accordance with the governing documents of JMC, and the undersigned is fully authorized to execute this Application. JMC has adopted the resolutions attached as Exhibit A authorizing the filing of this Application. The Verifications required by Rule 0-4(d) under the Advisers Act are attached as Exhibit B.

VI.	REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, JMC requests that the Commission issue an Order under Section 202(a)(11)(H) of the Advisers Act declaring JMC not to be a person within the intent of the Advisers Act, provided that JMC complies with the following conditions:

1.	JMC will offer and provide services only to: (i) Jeffrey LLC, which will generally be deemed to be, and treated as if it were, a Family Client; and (ii) other Family Clients.

2.

JMC at all times will be wholly owned by Family Clients and exclusively controlled (directly or indirectly) by one or more Family Members and/or Family Entities as defined in paragraph (d)(5) of the Family Office Rule.

3.	Jeffrey LLC at all times will be wholly owned by Family Clients.

4.

At all times the assets beneficially owned by Family Members and/or Family Entities (including assets beneficially owned by Family Members and/or Family Entities indirectly through Jeffrey LLC) will account for at least 75% of the assets for which JMC provides services.

5.

JMC will comply with all the terms for exclusion from the definition of “investment adviser” under the Advisers Act set forth in the Family Office Rule except for the limited exception requested by this Application.

JMC submits that the Order is necessary and appropriate, in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Advisers Act.

JMC states that, pursuant to the authority granted to the President of JMC by the directors of JMC, the undersigned, being such President and who has signed and filed this Application on behalf of JMC, is fully authorized to do so.

Dated: April 22, 2024

/s/ Kerry J. Houghton
Kerry J. Houghton
President of Jeffrey Management Company

Exhibit Index

Exhibit A: Authorization of Directors of Jeffrey Management Company

Exhibit B: Verifications

EXHIBIT A

AUTHORIZATION OF DIRECTORS OF

JEFFREY MANAGEMENT COMPANY

BE IT RESOLVED, that the president of Jeffrey Management Company (the “Company”) be, and he hereby is, authorized and directed to prepare, execute and file, or to cause to be prepared, executed and filed, with the Securities and Exchange Commission an application or applications, including any supplements, amendment or amendments and restatements thereto, pursuant to Section 202(a)(11)(H) of the Investment Advisers Act of 1940 (the “Advisers Act”), or such other sections thereof or rules thereunder as may be necessary or appropriate, for an order or orders, or amended order or orders, declaring the Company to be a person not within the intent of the Advisers Act; and

FURTHER RESOLVED, that the president of the Company be, and he hereby is, authorized to take such further action, and to make such representations on behalf of the Company, relating to any such application, supplement, amendments or amendments and restatement as he may deem necessary or desirable.

I, Robert E. Wagner, Secretary of the Company, do hereby certify that the above resolutions were duly adopted by the board of directors of the Company on September 11, 2023.

/s/ Robert E. Wagner
Robert E. Wagner
Secretary

EXHIBIT B

VERIFICATION OF APPLICANT

The undersigned states that he has duly executed the attached Application dated April 22, 2024, for an Order under Section 202(a)(11)(H) of the Investment Advisers Act of 1940 (“Advisers Act”) Declaring the Applicant to be a Person Not Within the Intent of the Advisers Act for and on behalf of Jeffrey Management Company (“JMC”); that he is the President of JMC; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Kerry J. Houghton
Kerry J. Houghton